    As filed with the Securities and Exchange Commission on April 25, 2000

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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------

                                  Schedule TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                    of the Securities Exchange Act of 1934
                              (Amendment No.  )*

                        The Southern Africa Fund, Inc.
                      (Name of Subject Company (issuer))

                        The Southern Africa Fund, Inc.
                (Names of Filing Persons (offerer and issuer))

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  842157 10 9
                     (CUSIP Number of Class of Securities)

                             Edmund P. Bergan, Jr.
                       Alliance Capital Management L.P.
                          1345 Avenue of the Americas
                           New York, New York 10105
                                (212) 969-1000
     (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                With a copy to:

                                Bruce D. Senzel
                              Seward & Kissel LLP
                            One Battery Park Place
                           New York, New York 10004

                           Calculation of Filing Fee

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
 Transaction Valuation                                      Amount of Filing Fee
--------------------------------------------------------------------------------
  $4,130,481.90(a).........................................      $826.10(b)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price to be paid for 240,284 shares in the offer, based upon the net asset value per share of $17.19 at April 20, 2000.
(b) Calculated as 1/50th of 1% of the Transaction Valuation.

[_]Check the box if any part of the fee is offset as provided by Rule O-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:
  Form or Registration No.
  Filing Party:
  Date Filed:

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]third-party tender offer subject to Rule 14d-1.

[X]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

                            Introductory Statement

  This Tender Offer Statement on Schedule TO relates to an offer by The Southern Africa Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 240,284 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated April 25, 2000 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12. Exhibits.

 (a)(1)(i)    Offer to Purchase, dated April 25, 2000.


 (a)(1)(i)(A) Consent of Ernst & Young LLP, dated April 25, 2000.


 (a)(1)(ii)   Form of Letter of Transmittal.


 (a)(1)(iii)  Form W-8.


 (a)(1)(iv)   Form of Notice of Guaranteed Delivery.


 (a)(1)(v)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.


 (a)(1)(vi)   Form of Letter to Clients of Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.


 (a)(1)(vii)  Form of Letter to Stockholders Who Have Requested Information.


 (a)(2)       None.


 (a)(3)       Not Applicable.


 (a)(4)       Not applicable.


 (a)(5)       Advertisement printed in The Wall Street Journal on April 25,
              2000.


 (a)(6) Press release issued on February 28, 2000. (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via Edgar on February 29, 2000.)


 (b)          None.


 (d)          Investment Management Agreement between The Southern Africa Fund,
              Inc. and Alliance Capital Management L.P. dated February 25, 1994
              (as amended April 20, 1998). (Previously filed as Exhibit (c)(2) to the Fund's Schedule 13E-4 submitted via Edgar on May 19,
              1999).

 (g)          None.


 (h)          None.

Item 13. Information Required by Schedule 13E-3.

  Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          The Southern Africa Fund, Inc.

                                          /s/ Edmund P. Bergan, Jr.
                                          -------------------------------------
                                          Name: Edmund P. Bergan, Jr.
                                          Title: Secretary

Dated: April 25, 2000